1660 Lincoln Street
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www.pattonboggs.com
July 20, 2006
Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com
BY EDGAR AND OVERNIGHT COURIER
Ms. Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Lifeline Therapeutics, Inc.
Registration Statement on Form SB-2
File No. 333-126288
Amended February 3, 2006 and May 26, 2006
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Dear Ms. Long:
     On behalf of Lifeline Therapeutics, Inc. (the “Registrant”), this letter is to further set forth the Registrant’s position as requested by the Staff in the July 14, 2006 teleconference among SEC Staff Accountant, Ms. Tracey McKoy, Lifeline Chief Financial Officer, Gerald Houston, Lifeline Director of Finance, Brad Amman and the undersigned, Alan Talesnick. As indicated by Ms. McKoy, the Staff and the Registrant have resolved all other Staff comments and issues, leaving the one remaining issue regarding valuation of goodwill to be resolved.
     According to Ms. McKoy, the Staff’s position is that the Registrant has two alternatives, 1) restate the Registrant’s financial statements in the Registrant’s last four Form 10-QSB filings (March 31, September 30 and December 31, 2005, and March 31, 2006) and its Form 10-KSB filing for June 30, 2005, to reflect goodwill valuation of $2,000,000, or 2)

July 20, 2006

indicate why the Registrant’s goodwill valuation should be $5,310,000, as has been and is currently reflected on the Registrant’s Balance Sheet.
     The Registrant’s management, Audit Committee and Board of Directors believe that the methodology used and steps taken to test for goodwill impairment and arrive at the $5,310,000 valuation adhere to the requirements set forth in SFAS 142.
     As addressed in Exhibit A to the Registrant’s May 26, 2006 response letter to the SEC, the Registrant followed the two-step process promulgated by SFAS 142, first screening for potential impairment, and second, measuring the amount of impairment, if any. The Registrant hired Quist Valuation (“Quist”), an unrelated valuation firm, solely to perform the task of testing for goodwill impairment and to measure the amount of the impairment, if any (steps one and two). Quist concluded that no impairment of the Registrant’s goodwill was required and step two was not necessary. The analysis performed by Quist indicated a range of value for the enterprise scaling from $32,000,000 to $116,000,000 — the lowest amount being based solely on highly discounted cash flow models; the highest amount being based solely on the market valuation as of the March 31, 2005 balance sheet date. It is noted that the low extreme of $32,000,000 makes no allowance for market valuation as per SFAS 142 and the high extreme of $116,000,000 makes no allowance for the thinly traded nature of the stock.
     As the second stage in the valuation process, in order to determine the fair value of the 1,000,000 shares exchanged in the purchase of the minority interest in its subsidiary in accordance with SFAS 142, the Registrant followed the “U.S. Private Equity Valuation Guidelines” from the Private Equity Industry Guidelines Group (December 2003) for valuation.
     SFAS 142, paragraph 24 directs, “[q]uoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.” In following SFAS 142, the Registrant utilized the quoted market price of its stock but also considered and addressed other factors so that the quoted market price was not the sole measurement basis.
     Accordingly, the Registrant then took a professionally directed approach for determining value in accordance with SFAS 142 and the “U.S. Private Equity Valuation Guidelines” in filing the Form 10-KSB for June 30, 2005. Because of the large number of

July 20, 2006

shares involved in the subject transaction, as compared with the stock’s historical trading volume, the Registrant calculated the weighted average trading price of its stock for the 108 trading days preceding March 10, 2005, which was the most recent time period during which a total of one million shares had been traded. The weighted average trading price over the 108-day period was $7.08 per share. To further address the effect of thinly traded stock, a marketability discount of 25% was applied to the weighted average trading price of $7.08 to arrive at the $5.31 valuation. Paragraph 46 of the above referenced document specifies a marketability discount of 0% - 30%, and given the thinly traded nature of the Registrant’s stock, the discount used is conservatively within the range. Consequently, management, the Audit Committee and the Board of Directors believe that $5.31 per share was a reasonable valuation in accordance with SFAS 142 for the shares issued in the transaction.
     The Staff’s June 28 letter asserts that the report from Quist derives a market value of $36 million, and tries to equate this to $2.00 per share, with respect to the shares issued in the subject transaction. This is not a correct interpretation of the report, as the Quist impairment report was not designed to determine the Registrant’s valuation, but instead was to determine if the then-current goodwill valuation of $9,000,000 should be impaired. Quist itself indicated in the Executive Overview of the report, that the purpose of the report is to “compare the fair value of Lifeline with the carrying amount, including goodwill, as part of the Company’s annual goodwill impairment testing process”. As the fair value of the reporting unit exceeded the carrying amount of the net assets of the reporting unit (including goodwill) even at the lowest extreme of the sole criterion valuation calculations, no impairment of goodwill was required in accordance with SFAS 142.
     The Registrant, in accordance with SFAS 142, utilized the Quist impairment report for analysis of goodwill impairment and the U.S. Private Equity Valuation Guidelines in valuing the goodwill, using a market value approach discounted by various factors.
     Accordingly, because the valuation approach taken in the June 30, 2005 Form 10-KSB and in the subsequently restated March 31, 2005 Form 10-QSB was reasonable and followed the requirements of SFAS 142 and the U.S. Private Equity Valuation Guidelines, the Registrant respectfully requests that prior filings not be restated again to a different value for goodwill based on a different methodology, but instead, that the Registrant be allowed to keep the goodwill valuation determined in accordance with SFAS 142, which was based on analysis from independent third-party experts, and the Registrant will continue to annually test for impairment of its goodwill in accordance with SFAS 142.
     The Registrant believes that the resulting determinations are accurately reflected in the Registrant’s filings in conformity with the applicable accounting principles and pronouncements.

July 20, 2006

                   Please feel free to contact the undersigned at (303) 894-6378.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	Ms. Tracey McKoy, SEC Staff Accountant
Mr. Gerald Houston, Lifeline Therapeutics
Ms. Peggy Topel, Gordon Hughes & Banks, LLP